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ALLISON FUMAI allison.fumai@dechert.com +1 212 698 3526 Direct +1 212 698 3599 Fax

May 13, 2022

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Attention: Valerie Lithotomos

Re:	RiverNorth Opportunities Fund, Inc. (the “Fund”)
(File No. 228-75017; 811-22472)

Dear Ms. Lithotomos:

This letter responds to comments you provided telephonically with respect to your review pursuant to the Section 14(a) of the Securities Exchange Act of 1934 of the Fund’s preliminary proxy statement filed on Schedule 14A on April 29, 2022. We have reproduced your comments below, followed by our responses.

Comment 1.	In the “Questions and Answers – Q. What matters am I being asked to vote on” section, the Fund states that “[t]his proposal will not result in a change in the level and types of services provided to the Fund and, without taking into account leverage, will not result in an increase in a Fund’s current net expense ratio.” Please disclose the impact of the proposal on the current net expense ratio when leverage is taken into account.

Response 1.	The Proxy Statement has been revised in response to this comment.

Comment 2.	In the “Questions and Answers” section, please add a question and an answer describing the differences between the existing investment advisory agreement (“Advisory Agreement”) and the new investment advisory agreement (“Management Agreement”). The Fund may provide a brief description of the differences with a cross-reference to the section “Terms of the Advisory Agreement and the Management Agreement” for more details.

Response 2.	The Proxy Statement has been revised in response to this comment.

Comment 3.	Similar to Comment 1, in the first paragraph “Proposal 1 - Introduction” section, the Fund states that “without taking into account leverage, [the proposal] will not result in an increase in a Fund’s current net expense ratio.” please disclose what it would be taking leverage into account.

Response 3.	The Proxy Statement has been revised in response to this comment.

Comment 4.	In the “Terms of the Advisory Agreement and the Management Agreement - Services Provided” section, the Fund states that “[w]hile the Management Agreement does not explicitly state that RiverNorth will (i) provide the Fund with the investment research and statistical data, advice and supervision, data processing and clerical services and (ii) provide the Fund with access to certain office facilities, as specified under the Advisory Agreement, RiverNorth has represented that this is modernized language and RiverNorth would be providing (i) and (ii) above to the Fund at no expense to the Fund.” Please explain the basis of this representation and update the disclosure as necessary?

Response 4.	The Fund’s Board is relying on the representation by RiverNorth’s management made during a special meeting of the Board held on March 17, 2022, as recorded in the minutes of the special meeting. The Proxy Statement has been revised to reflect this point.

Comment 5.	In the “Additional Information – Organization and Operation of the Fund” section, the Fund states that “[t]he Fund was organized as a Maryland corporation.” The Advisory Agreement is governed by the laws of the state of Delaware, while the Management Agreement is governed by the laws of the state of Maryland. Please explain supplementally in the response letter why the Advisory Agreement is governed by Delaware while the Fund is a Maryland corporation and also consider disclosing any impact of such change in governing laws on the Fund or the investors.

Response 5.	The Advisory Agreement is governed by the laws of the state of Delaware because of the vast array of case law in Delaware. It is the Fund’s understanding that many advisory agreements of funds are governed by the Delaware law even if the funds are not incorporated in Delaware. To our knowledge, there is no material impact on the Fund or the shareholders of the Fund that would result from the difference in the governing laws of the Advisory Agreement and that of the Management Agreement, and therefore, no additional disclosure was made.

If you would like to discuss any of these responses in further detail or if you have any questions, please feel free to contact me at (212) 698-3526. Thank you.

Best regards,

/s/ Allison Fumai

Allison Fumai